

April 20, 2011

Vincent Beatty
President
Datamill Media Corp.
1205 Hillsboro Mile
Suite 203
Hillsboro Beach, FL 33062

      Re: Datamill Media Corp.
             Amendment No. 3 to Registration Statement on Form S-1
             Filed April 15, 2011
             File No. 333-172010

Dear Mr. Beatty:

We have reviewed your responses to the comments in our letter dated April 14 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Use of Proceeds, page 10

1. Please reconcile your disclosure in the table on page 10, which discloses only a $2,500 cost for website development if you raise the maximum amount of proceeds in this offering, with your disclosure on page 11 and in your response to our prior comment one that you will spend $3,000 to develop your website and that you will spend an additional $2,500 to enhance your website if you raise the maximum amount of proceeds in this offering. In addition, please reconcile your tables on pages 4 and 21 with your table on page 10. For example, on page 4, you indicate that you will spend $1,000 to purchase a computer and an additional $8,000 to purchase additional computers if you raise the maximum amount. However, on page 10, you disclose that you will spend a total of $8,000 for computer purchases if you raise the maximum amount.

Business Overview, page 19

2. We note the disclosure on page 19 that "[o]nce [you] have raised the maximum $100,000 in offering proceeds in this offering, [you] plan to provide" consulting services. Please revise to state that you cannot provide any assurances that you will be able to raise the maximum offering amount and/or provide consulting services.

3. Please revise to reconcile your disclosure on page 20 and 21 regarding the amount of time it will take you to accomplish certain steps in your business plan with your disclosure on page 21. For example, on page 21 you state that you can accomplish

additional inventory within 30 days of your receipt of the proceeds. However, in the paragraph above you state that you intend to purchase the inventory within 45 days of your receipt of the proceeds.

4. Please revise the third paragraph on page 21 to state that it is your belief that the steps will be accomplished within 30 days of your receipt of proceeds equal to the minimum of $20,000 from the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (210) 579-1775
        David E. Wise, Esq.